Exhibit 21.1

Name	Jurisdiction of Organization
ROI DEV Canada Inc.	Canada
9497846 Canada Inc.	Canada
1016566 B.C. Ltd.	Canada
93391993 Quebec Inc.	Canada
ROI Land Investments FZ	United Arab Emirates
ROI Securitisation SA	Luxembourg